Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:

Cary Grossman

Chief Financial Officer

713- 827-2104

cgrossman@gentium.it

Investor Relations Contacts:

U.S.

Lippert/Heilshorn & Assoc.

Kim Sutton Golodetz

Kgolodetz@lhai.com

Anne Marie Fields

afields@lhai.com

212-838-3777

Italy:

Burson-Marsteller

Luca Ricci Maccarini

luca_maccarini@it.bm.com

+39 02.721431

Final Data from Phase II Trial with Gentium’s Defibrotide to Be Presented at ASH Annual Meeting; Presentation by Dr. Richardson of Dana Farber Cancer Institute Shows Significant Increase in Survival Using Defibrotide for Treating Severe VOD

VILLA GUARDIA (COMO), Italy, Dec 07, 2005 (BUSINESS WIRE) — Gentium S.p.A. (AMEX:GNT) (the “Company”) announced today that positive data from the Phase II trial with Defibrotide for the treatment of Veno-Occlusive Disease (“VOD”) and Multi-system Organ Failure (“MOF”) (“Severe VOD”) as a complication of bone marrow and stem cell transplantation (SCT) will be presented by Paul G. Richardson, M.D. in a paper entitled, “Defibrotide for the Treatment of Veno-Occlusive Disease (VOD) and Multi-System Organ Failure (MOF) Post SCT: Analysis of Response and Survival According to Degree and Type of MOF.” Dr. Richardson, Clinical Director of Dana Farber Cancer Institute’s Jerome Lipper Multiple Myeloma Center, Assistant Professor of Medicine at Harvard Medical School and principal investigator in the Phase II trial, will present the paper in a Simultaneous Oral Session on December 12, 2005 at 11:30 a.m. at the 2005 Annual Meeting of the American Society of Hematology (ASH). The meeting is to take place at the Georgia World Congress Center in Atlanta from December 10-13, 2005.

Commenting on the data from this 135-patient randomized, multi-center, dose-finding study which is the largest of its kind, Dr. Richardson said, “In the trial, treatment of Severe VOD with Defibrotide showed an increase in survival rate at 100 days post SCT of approximately 40%, compared with the historic day + 100 survival rate of approximately 20%. With analysis according to degree and type of MOF, the trial has revealed important information regarding response and survival rates. Specifically, our subset analysis showed survival benefit across a broad spectrum of treated patients. It was particularly encouraging that in some of the most critically ill patients there was meaningful response to treatment. Our results showed response and long term survival even in patients who were either on dialysis or ventilator-dependent at the start of Defibrotide therapy, which is really quite remarkable.”

Commenting on the results of the study, Laura Ferro, M.D., president and chief executive officer of Gentium, said, “We are about to initiate our U.S. Phase III study of Defibrotide for this indication and look forward to demonstrating compelling clinical results in that trial.”

“As we continue to advance the development of Defibrotide, we are increasingly encouraged by the consistency of the clinical findings and hope that we soon will be able to offer an effective treatment option for patients suffering from this often fatal disease,” concluded Dr. Ferro.

About Severe VOD

Severe VOD is a potentially life-threatening condition in which blood vessels in the liver become blocked, liver failure follows and kidneys cease to function as a result of the toxic effects of cancer treatments such as high dose chemotherapy and radiation, used during SCT. It is considered one of the most important and challenging complications of SCT. Based on the Company’s review of more than 200 published papers, it is estimated that approximately 80% of patients with Severe VOD die within 100 days of SCT without treatment. There currently are no approved treatments for Severe VOD.

About Gentium

Gentium S.p.A. is a biopharmaceutical company located in Villa Guardia (Como), Italy that is focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. FDA to treat Severe VOD and Fast Track designation for the treatment of Severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) under the caption “Risk Factors.”

###